BIOCRYST PHARMACEUTICALS, INC. 2190 PARKWAY LAKE DRIVE BIRMINGHAM, AL 35244 205-444-4600 205-444-4640 Fax www.biocryst.com

Contacts: BioCryst Pharmaceuticals, Inc. Randy Pittman, Chief Financial Officer A.K. Schleusner (205) 444-4600	Noonan Russo/Presence Euro RSCG Mary Claire Duch (212) 696-4455, extension 238

For Immediate Release

BioCryst Pharmaceuticals, Inc. Adopts Stockholder Rights Plan

Birmingham, Alabama – June 17, 2002 – BioCryst Pharmaceuticals, Inc. (Nasdaq NM: BCRX) announced today that on June 14, 2002, its Board of Directors adopted a stockholder rights plan designed to enable the Company’s stockholders to realize the long-term value of their investment and to provide for fair and equal treatment in the event that an unsolicited attempt is made to acquire BioCryst. BioCryst’s stockholder rights plan is similar to plans adopted by many other companies, and was not adopted in response to any current attempt to acquire control of the Company.

“The Rights Plan is designed to enhance the Board’s ability to protect stockholder interests if the Company is ever faced with a coercive or unfair takeover attempt. It is intended to deter and defend against aggressive takeover tactics and encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover,” said Charles E. Bugg, Ph.D., Chairman and Chief Executive Officer. “The stockholder rights plan is being adopted by the Board as responsible corporate governance.”

Terms of the Rights Plan provide for a dividend distribution of one preferred share purchase right (a “Right”) for each outstanding share of common stock to holders of record at the close of business on June 24, 2002. Each Right will entitle stockholders to buy from the Company a unit of preferred stock for $26.00. The Rights will generally become exercisable if a person or group acquires 15 percent or more of the Company’s common stock, or commences, or publicly announces an offer to acquire 15 percent or more of the Company’s common stock. Currently, BioCryst Director William W. Featheringill, beneficially owns more than 15 percent of the Company’s common stock. The Rights Plan specifically provides that Mr. Featheringill may acquire up to, but not exceed, 19.9 percent beneficial ownership of the Company’s common stock (measured at the time he acquires shares of the Company’s common stock) without triggering the exercisability of the Rights. The Rights will expire on June 24, 2012.

BioCryst’s Board of Directors is entitled to redeem the Rights for $0.01 per Right at any time until ten days after a person or group acquires 15 percent or more of BioCryst’s common stock, or commences, or publicly announces an offer to acquire 15 percent or more of the Company’s common stock.

If any person becomes the beneficial owner of 15 percent or more of the Company’s common stock, other than pursuant to a tender or exchange offer for all the outstanding shares of the Company approved by the Company’s Board of Directors, then each Right not owned by a 15 percent or-more stockholder or related

BioCryst Pharmaceuticals, Inc.

parties will entitle its holder to purchase, at the Right’s then current exercise price, shares of the Company’s preferred stock (or, in certain circumstances as determined by the board, cash, other property, or other securities) having a value of twice the Right’s then current exercise price. In addition, after any person has become a 15 percent-or-more stockholder, if the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50 percent or more of its assets or earning power to another person, each Right will entitle each holder, other than any person who has become a 15 percent-or-more stockholder, to purchase, at the Right’s then current exercise price, shares of common stock of such other person having a value of twice the Right’s then current exercise price.

Further details of the stockholder rights plan are outlined in a letter that will be mailed to stockholders as of the record date. In addition, a copy of the rights plan will be filed with the Securities and Exchange Commission as an exhibit to the Company’s report on Form 8-K.

Company Background

BioCryst Pharmaceuticals, Inc. designs, optimizes and develops novel drugs that block key enzymes essential for viral, cardiovascular and oncologic disease processes. BioCryst integrates the necessary disciplines of biology, crystallography, medicinal chemistry and computer modeling to effectively use structure-based drug design to discover and develop small molecule pharmaceuticals. BioCryst’s most advanced drug candidate, peramivir (RWJ-270201), is in Phase III clinical development for the treatment of viral influenza. Additionally, enrollment in a Phase I/II trial for an additional product candidate, BCX-1777, is underway at M.D. Anderson Cancer Center for patients with T-cell leukemias and T-cell lymphomas. BioCryst has several promising new enzyme targets in drug discovery including tissue factor/factor VIIa, hepatitis C polymerase and complement component C1s. For more information about BioCryst, please visit the company’s web site at www.biocryst.com.

These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, but are not limited to, BioCryst’s Phase III development of peramivir (RWJ-270201); progress with respect to continuing Phase III development; BioCryst’s progress in driving peramivir to market, that BioCryst will be able to continue Phase III or future development of peramivir, whether peramivir will receive the required regulatory clearances from the FDA, BioCryst’s current and future development of BCX-1777, and whether BioCryst will be able to continue Phase I/II clinical trials of BCX-1777. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Some of the factors that could affect the forward-looking statements contained herein include that we may not be able to enroll the required number of subjects, or any at all, in clinical trials of BCX-1777, that we may not be able to continue future development of peramivir or BCX-1777, that peramivir or BCX-1777 may never result in future license or royalty payments being received by BioCryst, or that peramivir or BCX-1777 may not receive required regulatory clearances from the FDA. Please refer to the documents BioCryst files periodically with the Securities and Exchange Commission, specifically BioCryst’s most recent Annual Report on Form 10-K and Quarterly Report on Form 10-Q, which identify important factors that could cause the actual results to differ materially from those contained in the projections or forward-looking statements.

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